Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Interim Dividend and Closure of the Register of Members

Reference is made to the announcement made by PetroChina Company Limited (the “Company”) dated August 29, 2019 (the “Announcement”) in relation to, among other things, the interim results for the six months ended June 30, 2019, the interim dividend and the date of the closure of register of members of the Company.

As stated in the Announcement, the interim dividend of the Company will be paid to shareholders whose names appear on the register of members of the Company at the close of trading on September 23, 2019. The register of members of H shares of the Company will be closed from September 18, 2019 to September 23, 2019 (both days inclusive) during which period no transfer of H shares of the Company will be registered. In order to qualify for the interim dividend, holders of H shares of the Company must lodge all transfer documents together with the relevant share certificates at Computershare Hong Kong Investor Services Limited on or before 4:30 p.m., September 23, 2019. The Company will determine the country of domicile of the individual H shareholders based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on September 23, 2019 and will accordingly withhold and pay the individual income tax. If the country of domicile of an individual H shareholder of the Company is not the same as the Registered Address, the individual H shareholder of the Company shall notify the share registrar of the Company’s H shares and provide relevant supporting documents on or before 4:30 p.m., September 23, 2019.

The Company hereby wishes to clarify that, in order to qualify for the interim dividend, holders of H shares of the Company must lodge all transfer documents together with the relevant share certificates at Computershare Hong Kong Investor Services Limited on or before 4:30 p.m., September 17, 2019. If the country of domicile of an individual H shareholder of the Company is not the same as the Registered Address, the individual H shareholder of the Company shall notify the share registrar of the Company’s H shares and provide relevant supporting documents on or before 4:30 p.m., September 17, 2019.

Save as disclosed above, the other information contained in the Announcement remains unchanged.

By order of the Board
PetroChina Company Limited
Secretary to the Board
Wu Enlai

Beijing, the PRC

August 30, 2019

As at the date of this announcement, the Board comprises Mr. Wang Yilin as the Chairman; Mr. Zhang Wei as Vice Chairman and non-executive Director; Mr. Liu Yuezhen, Mr. Liu Hongbin, Mr. Jiao Fangzheng and Mr. Duan Liangwei as non-executive Directors; Mr. Hou Qijun as executive Director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive Directors.